UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Western Copper Holdings Limited

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 24, 2003

Western Copper Holdings Limited

By:  "Robert Gayton"

Robert Gayton, Corporate Secretary